Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$300	$36	$72	$(77)	$(1,343)
Plus: Fixed charges	638	576	510	408	464

Earnings available to cover fixed charges	$938	$612	$582	$331	$(879)

Fixed charges (a):
Interest, including amortization of deferred financing costs	$546	$506	$445	$343	$402
Interest portion of rental payment	92	70	65	65	62

Total fixed charges	$638	$576	$510	$408	$464

Ratio of earnings to fixed charges (b)	1.47x	1.06x	1.14x	-	-

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Does not include early extinguishment of debt expense of $75 million and $52 million in 2012 and 2010, respectively. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2012	2011	2010	2009	2008
Related to debt under vehicle programs	$303	$279	$215	$186	$266
All other	243	227	230	157	136

	$546	$506	$445	$343	$402

(b)	Earnings were not sufficient to cover fixed charges in 2009 and 2008 by $77 million and $1,343 million, respectively.

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